Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute any invitation to subscribe for any securities in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6128)

APPOINTMENT OF DIRECTORS;

AND

CHANGES IN COMPOSITION OF THE BOARD COMMITTEES;

AND

NON-COMPLIANCE WITH THE LISTING RULES

APPOINTMENT OF DIRECTORS

The board (the “Board”) of directors (the “Directors”) of Graphex Group Limited (the “Company”, together with its subsidiaries, the “Group”) is pleased to announce that, with effect from 25 March 2026, (i) Mr. Zhao Aiyong (“Mr. Zhao”) has been appointed as an Executive Director of the Company; and (ii) Mr. Ren Chunyu (“Mr. Ren”) has been appointed as an Independent Non-Executive Director of the Company (the “INED”) and a member of each of the audit committee (the “Audit Committee”), the remuneration committee (the “Remuneration Committee”) and the nomination committee (the “Nomination Committee”) of the Board.

The biographical details of Mr. Zhao and Mr. Ren are set out below:

Mr. Zhao Aiyong

Mr. Zhao, aged 52, obtained a professional certificate in marketing from Xuzhou University of Technology in 1994. Mr. Zhao has over 24 years of experience in the electric vehicle industry. In 2007, Mr. Zhao founded Xuzhou Heping Electric Vehicle Manufacturing Co., Ltd. with business scope covering the manufacturing and sales of complete electric vehicles, as well as the sales of batteries, motors, and accessories for electric vehicles, Mr. Zhao currently is still the shareholder, legal representative and executive director and general manger if this company. Later Mr. Zhao expanded his business and founded Xuzhou Huangpu Electric Vehicle Co., Ltd in 2012 and Xuzhou Aima Electric Vehicle Store in 2016.

As at the date of this announcement, save as disclosed above, Mr. Zhao has confirmed that he (i) does not hold any directorship in public companies the securities of which are listed on any securities market in Hong Kong or overseas in the past three years immediately preceding the date of this announcement; (ii) does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong; (iii) does not have any relationship with any Directors, senior management or substantial shareholders or controlling shareholders (as defined in the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”)) of the Company; (iv) does not hold any other position with the Company or any member of the Group; and (v) does not have other major appointments or professional qualifications save as disclosed herein.

Mr. Zhao has obtained the legal advice pursuant to Rule 3.09D of the Listing Rules on 25 March 2026.

Mr. Zhao has entered into a service agreement with the Company for an initial term of one (1) year commencing on 25 March 2026, subject to the retirement by rotation and re-election requirements in accordance with the amended and restated articles of association of the Company. The service agreement may be terminated by either party by serving one month’s prior written notice to the other party. Mr. Zhao will not be entitled to Director’s fee for his appointment as an Executive Director. The remuneration of Mr. Zhao would be determined by the Board with reference to his relevant qualifications, experience, responsibilities and duties in the Company and the prevailing market benchmarks.

Save as disclosed herein, to the best knowledge, information and belief of the board there are no other matters relating to the appointment of Mr. Zhao that need to be brought to the attention of the shareholders of the Company and there is no other information concerning Mr. Zhao that is required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

Mr. Ren Chunyu

Mr. Ren, aged 57, obtained his bachelor’s degree in economics from Shanxi University of Finance and Economics in 1993 and his Master of Business Administration from University of Wales, United Kingdom in September 2006. With extensive experience in corporate governance and capital markets, Mr. Ren began his career at Hainan Huaneng Hainan Power Generation Co., Ltd. from 1993 to 1995, serving in the securities department as the company supervisor. Mr. Ren has served various positions at Sundiro Holding Co., Ltd. (a company listed on the Shenzhen Stock Exchange, stock code: 000571.SZ) since 1995, including deputy head (presiding) of the securities department, deputy director of the board secretary office, securities affairs representative, supervisor and board secretary (vice president-level), where he has been responsible for corporate information disclosure, listed company governance and standardized operations, capital market financing, and full participation in overall corporate management.

As at the date of this announcement, save as disclosed above, Mr. Ren has confirmed that he (i) does not hold any directorship in public companies the securities of which are listed on any securities market in Hong Kong or overseas in the past three years immediately preceding the date of this announcement; (ii) does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong; (iii) does not have any relationship with any Directors, senior management or substantial shareholders or controlling shareholders (as defined in the Listing Rules) of the Company; (iv) does not hold any other position with the Company or any member of the Group; and (v) does not have other major appointments or professional qualifications save as disclosed herein.

Mr. Ren has obtained the legal advice pursuant to Rule 3.09D of the Listing Rules on 25 March 2026.

Mr. Ren has entered into a service agreement with the Company for an initial term of one (1) year commencing on 25 March 2026 subject to the retirement by rotation and re-election requirements in accordance with the amended and restated articles of association of the Company. The service agreement may be terminated by either party by serving one month’s prior written notice to the other party, or by making payment to the other party in lieu of one month’s notice. Mr. Ren is entitled to an annual remuneration of HK$120,000, which was determined by the Board with reference to the recommendations of the Remuneration Committee based on his relevant qualifications, experience, responsibilities and duties in the Company and the prevailing market benchmarks.

Mr. Ren has confirmed that (i) he meets the independence criteria as set out in Rule 3.13 of the Listing Rules to act as an Independent Non-Executive Director; (ii) does not have any past or present financial or other interest in the business of the Company or its subsidiaries or any connection with any core connected person (as such term is defined in the Listing Rules) of the Company; and (iii) there are no other factors that may affect his independence at the time of his appointment.

Save as disclosed herein, to the best knowledge, information and belief of the Board, there are no other matters relating to the appointment of Mr. Ren that need to be brought to the attention of the shareholders of the Company and there is no other information concerning Mr. Zhao that is required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

CHANGES IN COMPOSITION OF THE BOARD COMMITTEES

The Board further announces that, following the appointment of Mr. Ren as the INED, Mr. Ren has also been appointed as a member of each of the Audit Committee, the Nomination Committee and the Remuneration Committee.

Accordingly, with effect from 25 March 2026:

(a)	the Audit Committee comprises Mr. Liu Kwong Sang (as chairman) and Mr. Ren;
(b)	the Nomination Committee comprises Mr. Liu Kwong Sang (as chairman) and Mr. Ren; and
(c)	the Remuneration Committee comprises Mr. Liu Kwong Sang (as chairman) and Mr. Ren.

NON-COMPLIANCE WITH THE LISTING RULES

Reference is made to the announcement of the Company dated 14 January 2026 and 5 February 2026 in relation to, among others, the Company’s non-compliance with Rules 3.10(1), 3.10A, 3.21, 3.25, 3.27A and 13.92(2) of the Listing Rules following the passing away of Ms. Tam Ip Fong Sin and resignation of Mr. Wang Yuncai as INED.

Following the appointment of Mr. Ren as INED, the Company has fulfilled the following requirements of the Listing Rule:

(i)	The requirement under Rule 3.25 of the Listing Rules which stipulates the Remuneration Committee is chaired by an INED and comprising a majority of INEDs; and
(ii)	The requirement under Rule 3.27A of the Listing Rules which stipulates the Nomination Committee is chaired by an INED and comprising a majority of INED.

The Board noted that the Company still does not meet (i) the minimum number of INEDs required under Rule 3.10(1) and 3.10A of the Listing Rules; (ii) the minimum number of members in the audit committee required under Rule 3.21 of the Listing Rules; and (iii) the requirement under Rule 13.92(2) of the Listing Rules which stipulates that the board of the issuer must have directors of different genders.

Pursuant to Rules 3.11 and 3.23 of the Listing Rules, the Company is required to appoint sufficient number of INEDs and members of the audit committee within three months after failing to meet the requirements under Rules 3.10(1) and 3.21 of the Listing Rules. The Company will use its best endeavor to appoint suitable candidate to fill the vacancies in order to comply with the relevant requirements of the Listing Rules as soon as practicable. Further announcement will be made as and when appropriate and in accordance with the Listing Rules.

The Board would like to express its warmest welcome to Mr. Zhao and Mr. Ren for joining the Board.

By order of the Board
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

Hong Kong, 25 March 2026

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross, Mr. Qiu Bin and Mr. Zhao Aiyong; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Mr. Liu Kwong Sang and Mr. Ren Chunyu.

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